UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 17 and 18, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                       KPN reorganizes IT activities, dated November 17, 2004;

•                       Calls from fixed to mobile cheaper again, dated November 18, 2004.

Press release

Date
November 17, 2004
KPN reorganizes IT activities	Number
058pe

KPN intends to reorganize its IT activities within the Fixed division. The aim is to become more effective and to offer new services to the market at lower costs. Processes will be optimized, applications and systems will be replaced and reduced and the IT infrastructure will be changed. The resulting reorganization, which will mean the loss of about 700 jobs, will begin at the start of 2005 and will be complete by the middle of 2007. Wherever possible, compulsory redundancies will be avoided, but cannot be excluded. The Severance Scheme will apply to staff who loose their job.

The Central Works Council has been informed of the measures in the IT field and KPN is awaiting its recommendations. These staff reductions are additional to the reductions announced recently at EnterCom, 750 jobs, and the 800 jobs to be shed in the Fixed division which was already announced last January.

Press release

Date
November 18, 2004
Number
060pe
Calls from fixed to mobile cheaper again

As from 1 December the end user charges for phone calls from fixed to mobile will be reduced by an average of 13.5% per minute. This is the direct consequence of reducing the price for completing calls to the domestic mobile networks. This reduction is a result of the consultations which were held last year between the mobile operators and OPTA (the Independent Post and Telecommunications Authority) and the NMa (Netherlands Competition Authority).  As a result of these discussions the decision was made to reduce the fees for completing calls to mobile phones in three steps. KPN will be passing on this purchase price reduction directly and completely to the client by reducing the connection fees from fixed to mobile.

The first step was implemented on 1 January 2004 when KPN reduced the fees for calls from fixed to mobile by an average of 20% per minute.  The third and last step is expected to follow on 1 December 2005 and will mean an average price reduction for the end user of 11 percent. The price reduction is in line with developments elsewhere in Europe.

The current price reduction per minute, an average of 13.5%, means an average reduction in costs for the customer calling from fixed to mobile of about 12% (the start fee remains unchanged).

Connection fees KPN BelBasis, fixed to mobile telephony

			Fee in € per minute*
			Fee before 1 December 2004		Free from 1 December 2004
	Day/time period		excluding VAT	including VAT	excluding VAT	including VAT
Telco

KPN Mobile	Mon-Fri	08.00-20.00 hours	0.1852	0.2204	0.1601	0.1905
	Mon-Fri	20.00-24.00 hours	0.1795	0.2136	0.1550	0.1845
	Mon-Fri	00-00-08.00 hours	0.1795	0.2136	0.1550	0.1845
	Sat-Sun	00.00-24.00 hours	0.1732	0.2061	0.1485	0.1767
Telfort (previously O2)	Mon-Fri	08.00-20.00 hours	0.2023	0.2407	0.1754	0.2087
	Mon-Fri	20.00-24.00 hours	0.1995	0.2374	0.1728	0.2056
	Mon-Fri	00.00-08.00 hours	0.1995	0.2374	0.1728	0.2056
	Sat-Sun	00.00-24.00 hours	0.1912	0.2275	0.1653	0.1967
T-Mobile	Mon-Fri	08.00-20.00 hours	0.2020	0.2404	0.1744	0.2075
	Mon-Fri	20.00-24.00 hours	0.1990	0.2368	0.1722	0.2049
	Mon-Fri	00.00-08.00 hours	0.1990	0.2368	0.1722	0.2049
	Sat-Sun	00.00-24.00 hours	0.1911	0.2274	0.1640	0.1952
Orange	Mon-Fri	08.00-20.00 hours	0.2042	0.2430	0.1755	0.2088
	Mon-Fri	20.00-24.00 hours	0.2011	0.2393	0.1736	0.2066
	Mon-Fri	00.00-08.00 hours	0.2011	0.2393	0.1736	0.2066
	Sat-Sun	00.00-24.00 hours	0.1932	0.2299	0.1653	0.1967
Vodafone	Mon-Fri	08.00-20.00 hours	0.1847	0.2198	0.1596	0.1899
	Mon-Fri	20.00-24.00 hours	0.1795	0.2136	0.1550	0.1845
	Mon-Fri	00.00-08.00 hours	0.1795	0.2136	0.1550	0.1845
	Sat-Sun	00.00-24.00 hours	0.1735	0.2065	0.1490	0.1773
Tele2	Mon-Fri	08.00-20.00 hours	0.1980	0.2356	0.1711	0.2036
	Mon-Fri	20.00-24.00 hours	0.1978	0.2354	0.1717	0.2043
	Mon-Fri	00.00-08.00 hours	0.1978	0.2354	0.1717	0.2043
	Sat-Sun	00.00-24.00 hours	0.1882	0.2240	0.1626	0.1935

*Time compensation fee per minute, fees calculated per second (UNCHANGED)

Start fee per call	Mon-Sun	00.00-24.00 hours	0.0435	0.0518	0.0435	0.0518

The same connection fees from fixed to mobile apply to the BelBudget subscription and the BelBasis-Extra subscription.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: November 19, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel